                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                  FORM 12B-25

                          NOTIFICATION OF LATE FILING

                                                 Commission File Number  0-21964

    (Check One)

    [X] Form 10-K and Form 10-KSB  [_] Form 11-K

    [_] Form 20-F  [_] Form 10-Q and  [_] Form 10-QSB  [_] Form N-SAR

    For Period ended: October 31, 2001______________________________________

    [_] Transition Report on Form 10-K  [_] Transition Report on Form 10-Q
        and Form 10-KSB                     and Form 10-QSB

    [_] Transition Report on Form 20-F   [_] Transition Report on Form N-SAR

    [_] Transition Report on Form 11-K

    For the Transition Period ended__________________________________________

    Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

    If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:______________________
_____________________________________________________________________________

                                     PART I

                             REGISTRANT INFORMATION

    Full name of registrant SHILOH INDUSTRIES, INC.
                            ----------------------------------------------------

    Former name if applicable __________________________________________________

________________________________________________________________________________

    Address of principal executive office (Street and number) Suite 202, 103
                                                              --------------
Foulk Road
--------------------------------------------------------------------------------

    City, state and zip code  Wilmington, Delaware 19803
                              --------------------------------------------------

                                    PART II
                            RULE 12B-25 (b) AND (c)

    If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     [X]  (c)  The accountant's statement or other exhibit required by Rule 12b-
               25(c) has been attached if applicable.

                                   PART III
                                   NARRATIVE

    State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

      The Company is unable to file its Annual Report on Form 10-K for its fiscal year ended October 31, 2001 (the "Form 10-K") within the required period without unreasonable effort and expense because the day prior to the date upon which the Form 10-K was due, the Chief Executive Officer ("CEO") and President of the Company, John F. Falcon, resigned and a new CEO and President, Theodore
K. Zampetis, was appointed by the Board of Directors of the Company. In accordance with Statement of Auditing Standards No. 85 "Management's Representations," management is required to sign a Management's Representations Letter and provide such letter to the Company's auditors. Due to the recent replacement of the CEO, the new CEO, Mr. Zampetis, required additional time to appropriately review the representations letter. The Company's Form 10-K will be filed by the 15th calendar day following its prescribed due date.

                                    PART IV
                               OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification.

        Stephen E. Graham               (216) 267-2600
--------------------------------------------------------------------------------
        (Name)                          (Area Code) (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

     [X]  Yes    [_]     No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

     [X]  Yes    [_]     No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The results of operations of the Company for the year ended October 31, 2001 will be significantly adverse in comparison to the results of operations of the Company for the year ended October 31, 2000. Specifically, the Company experienced a significant increase in net loss. The increase in the net loss was substantially the result of the overall decline in the automotive and heavy truck markets.

          SHILOH INDUSTRIES, INC.
--------------------------------------------------------------------------------
        (Name of Registrant as Specified in Charter)

     Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date  January 29, 2002         By /s/ Stephen E. Graham
      ----------------            ----------------------------------------------
                                      Stephen E. Graham, Chief Financial Officer